UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 000-52059

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PGT Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PGT, Inc.

1070 Technology Drive

North Venice, Florida 34275

PGT Savings Plan

Audited Financial Statements (Modified Cash Basis) and

Supplemental Schedule (Modified Cash Basis)

Years ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors

PGT Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of PGT Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Certified Public Accountants

Tampa, Florida

June 26, 2008

PGT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Modified Cash Basis)

	At December 31,
	2007	2006
Assets:
Investments, at fair value	$43,966,324	$39,342,689
Adjustment from fair value to contract value for fully benefit-responsive investment contracts within common collective trust	(8,997)	5,013

Net assets available for benefits	$43,957,327	$39,347,702

See accompanying notes.

PGT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Modified Cash Basis)

	Years ended December 31,
	2007	2006
Additions to net assets:
Investment income:
Interest and dividends	$1,954,425	$2,030,508
Net appreciation in fair value of investments	818,484	2,052,718

Total investment income	2,772,909	4,083,226

Contributions:
Employer	1,999,548	1,697,709
Participants	4,073,781	3,759,599
Rollovers	321,443	56,301

Total contributions	6,394,772	5,513,609

Total additions	9,167,681	9,596,835

Deductions from net assets:
Distributions to participants	(4,558,056)	(3,275,145)

Total deductions	(4,558,056)	(3,275,145)

Net increase in net assets available for benefits	4,609,625	6,321,690
Net assets available for benefits at beginning of year	39,347,702	33,026,012

Net assets available for benefits at end of year	$43,957,327	$39,347,702

See accompanying notes.

PGT Savings Plan

Notes to Financial Statements

(Modified Cash Basis)

December 31, 2007

1. Plan Description

The following description of the PGT Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of PGT Industries, Inc. (the “Company,” “Employer” or “Plan Sponsor”), a wholly-owned subsidiary of PGT, Inc. (“PGT”). The Plan became effective on October 1, 1982 and was restated effective October 30, 2006. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Employees participating in the Plan prior to the Plan’s restatement remain eligible to participate. All other employees are eligible to participate in the Plan as of the first day of the next month following the employee’s completion of three months of service as defined in the Plan document.

Contributions

The Plan includes a 401(k) provision, which allows qualified employees to make contributions (through payroll deductions) to the Plan, thereby deferring taxation on the portion of their earnings contributed to the Plan. Employees can defer up to 100% of their compensation subject to Internal Revenue Code (“IRC”) limitations. Employees who have attained age 50 before the end of the Plan year may also make additional catch up contributions, subject to IRC limitations.

For each Plan year, the Company may contribute to the Plan, on behalf of each eligible participant, a discretionary matching contribution equal to a percentage of the eligible participant’s elective deferrals made. The Company, by action of its Board of Directors, shall determine the amount, if any, of the matching contribution. Effective on December 30, 2007 (the first day of the Company’s 2008 fiscal year), the Company suspended the matching contribution portion of the Plan. Prior to this date, the Company matched 100% of the participant’s pre-tax savings contributions up to 3% of the participant’s salary.

The Company, by action of its Board of Directors, may make a discretionary profit sharing contribution. Profit sharing contributions are allocated to all participating employees who have been credited with at least 1,000 hours of service in the Plan year, based on the ratio that the participant’s compensation bears to the total compensation of all eligible participants for the Plan year. No profit sharing contributions were made during 2007 and 2006.

PGT Savings Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

December 31, 2007

1. Plan Description (continued)

Vesting

Participants immediately vest in their contributions and fund earnings or losses. Participants fully vest in the Company’s contributions after five years of service.

Participant Loans

The aggregate amount of any loan to a participant may be, at a minimum, $1,000 and may not exceed the lesser of $50,000 or 50% of the participant’s vested balance in the Plan. Loan terms range from one to five years, except in the case that the loan is used for the purchase of a participant’s principal residence, in which case the repayment period may extend to no more than 15 years. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate to regional bank rates for similar loans. Principal and interest are paid ratably through weekly payroll deductions. Loans to terminated participants and loans in default are treated as distributions to the participant.

Benefits

For Employer matching and profit sharing contributions and earnings thereon, participants are vested ratably over five years of service, being fully vested upon completion of five years of service. Upon retirement, death, or disability, participants or their beneficiaries are vested 100% in all contributions and earnings. Participants are fully vested in their contributions and earnings thereon at all times. Retirement benefits can be paid to the participant in a single, lump-sum payment if elected. Hardship withdrawals by Plan participants may be made upon written request to and approval by the Plan administrator.

Investments

Effective October 28, 2006, T. Rowe Price Trust Company (“T. Rowe Price”) began serving as trustee of the Plan. T. Rowe Price invests Plan contributions and holds the assets of the Plan. Contributions may be invested in various diverse funds available to the participants of the Plan. Participant accounts are credited with their contributions allocated among the funds as requested. Employer contributions, if any, are invested based on the participant’s allocation directions. Prior to October 28, 2006, Franklin Templeton Bank and Trust F.S.B. (“Franklin Templeton”) served as trustee and invested contributions and held assets of the Plan.

PGT Savings Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

December 31, 2007

1. Plan Description (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions; and (b) Plan investment results. Allocations are based on participant contributions, individual fund earnings or account balances, as defined. Forfeited, nonvested balances are used to reduce Employer contributions. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account.

Forfeited non-vested accounts in 2007 and 2006 totaled $180,021 and $73,458, respectively. Forfeitures used to reduce employer contributions in 2007 and 2006 were $255,873 and $77,515, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to amend or discontinue the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant becomes 100% vested in the value of his or her account.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The preparation of financial statements on the modified cash basis requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets, additions to net assets, deductions from net assets and liabilities and disclosures of contingent liabilities, if any. Actual results could differ from those estimates and assumptions. Contributions are recorded when received, investment income is recorded as it is collected, and benefit payments and expenses are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust, the T. Rowe Price Stable Value Fund (the “Fund”). As required

PGT Savings Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

December 31, 2007

2. Summary of Significant Accounting Policies (continued)

by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment in this common collective trust as well as the adjustment of the investment in this common collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. PGT common stock is valued at market price on the last day of the Plan year. The fair value of participation units of the Fund are determined based on the fair value of the underlying investments of the trust based on quoted market prices and then adjusted by the issuer to contract value. The contract value is determined based on quoted redemption values. Loans to participants are valued at their outstanding balances, which approximate market value. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded as earned and dividend income, if any, is recorded as of the record date.

Recently Issued Accounting Pronouncement

In September, 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are generally absorbed by the Plan Sponsor.

PGT Savings Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

December 31, 2007

3. Income Tax Status

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). However, the plan administrator believes that the Plan has been designed to comply with the requirement of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations and/or document into compliance with the Code.

4. Investments

During 2007 and 2006, the Plan’s investments (including investments purchased and sold, as well as held during the years) appreciated (depreciated) in fair value as follows:

	Years ended December 31,
	2007	2006
Fair value determined by quoted market prices:
Mutual funds	$840,713	$2,054,273
Common stock	(22,076)	(1,180)
Fair value determined by quoted redemption values:
Collective funds	(153)	(375)

Net appreciation in fair value of investments	$818,484	$2,052,718

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	At December 31,
	2007	2006
T. Rowe Price:
Retirement 2010 Fund	$4,361,196	$4,552,581
Retirement 2015 Fund	5,414,449	4,887,740
Retirement 2020 Fund	7,325,293	6,809,905
Retirement 2025 Fund	6,773,638	6,350,833
Retirement 2030 Fund	4,693,214	4,349,031
Retirement 2035 Fund	3,110,538	2,823,068
Retirement 2040 Fund	2,308,194	2,046,604

PGT Savings Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

December 31, 2007

5. Party-in-Interest Transactions

In 2007, certain Plan investments were funds managed by T. Rowe Price, a party-in-interest to the Plan. In 2006, certain Plan investments were funds managed by Franklin Templeton and T. Rowe Price, parties-in-interest to the Plan.

The Plan held investments in the common stock of the Plan Sponsor with a fair value of $20,334 and $19,253, each less than 1% of net assets available for benefits, at December 31, 2007 and 2006, respectively.

The Plan had loans with active participants of $3,092,943 and $2,572,002 at December 31, 2007 and 2006, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

PGT Savings Plan

Notes to Financial Statements (continued)

(Modified Cash Basis)

December 31, 2007

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the 2007 and 2006 Form 5500, respectively:

	At December 31,
	2007	2006
Net assets available for benefits per the financial statements	$43,957,327	$39,347,702
Adjustment from contract value to fair value for fully benefit-responsive investment contracts within common collective trust	8,997	(5,013)

Net assets available for benefits per Form 5500	$43,966,324	$39,342,689

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the 2007 and 2006 Form 5500, respectively:

	Years ended December 31,
	2007	2006
Net increase in net assets available for benefits per the financial statements	$4,609,625	$6,321,690
Adjustment from contract value to fair value for fully benefit-responsive investment contracts within common collective trust:
Prior year	5,013	—
Current year	8,997	(5,013)

Net income per Form 5500	$4,623,635	$6,316,677

Supplemental Schedule

(Modified Cash Basis)

PGT Savings Plan

EIN: 59-2038649 Plan No.: 001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Market Value
	Western Asset Core Plus, FI	Intermediate Term Bond	#	$151,954
	American Beacon Large Cap Value	Large Cap Growth Fund	#	278,587
	American Europacific Growth Fund	Foreign Large Blend Fund	#	1,193,725
	Buffalo Small Cap Fund	Small Cap Growth Fund	#	140,811
	Harbor Capital Appreciation Fund	Large Growth Fund	#	94,267
*	T Rowe Price Retirement Income Fund	Blended Assets Fund	#	148,145
*	T Rowe Price Retirement 2005 Fund	Blended Assets Fund	#	1,261,766
*	T Rowe Price Retirement 2010 Fund	Blended Assets Fund	#	4,361,196
*	T Rowe Price Retirement 2015 Fund	Blended Assets Fund	#	5,414,449
*	T Rowe Price Retirement 2020 Fund	Blended Assets Fund	#	7,325,293
*	T Rowe Price Retirement 2025 Fund	Blended Assets Fund	#	6,773,638
*	T Rowe Price Retirement 2030 Fund	Blended Assets Fund	#	4,693,214
*	T Rowe Price Retirement 2035 Fund	Blended Assets Fund	#	3,110,538
*	T Rowe Price Retirement 2040 Fund	Blended Assets Fund	#	2,308,194
*	T Rowe Price Retirement 2045 Fund	Blended Assets Fund	#	1,409,906
*	T Rowe Price Retirement 2050 Fund	Blended Assets Fund	#	4,853
*	T Rowe Price Retirement 2055 Fund	Blended Assets Fund	#	23,514
	Vanguard 500 Index, Signal Fund	Large Blended Fund	#	274,949
	Wells Fargo Adv Small Cap Value Fund	Small Cap Fund	#	349,287
	U.S. Treasury Money Fund	Money Market	#	3,503
*	T Rowe Price Stable Value Fund, Sch E	Collective Trust Fund	#	1,531,258
*	PGT, Inc.	Common Stock	#	20,334
*	Loans to participants	Interest rates ranging from 5.0% to 10.5%	#	3,092,943

				$43,966,324

*	Indicates party-in-interest to the Plan.
#	Historical cost is not required as investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PGT SAVINGS PLAN

Date: June 30, 2008
	By:	/s/ Jeffrey T. Jackson
Jeffrey T. Jackson
Executive Vice President and Chief Financial Officer PGT, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm